Exhibit (d)(5)

AMENDMENT NO. 2 TO ADVISORY AGREEMENT

WHEREAS, Shelton Funds, a Delaware statutory trust (the “Trust”) and CCM Partners, LP a California limited partnership d/b/a Shelton Capital Management (the “Adviser”), are parties to that certain Investment Advisory Agreement dated January 1, 2007, as amended by that certain Amendment to Advisory Agreement dated February 14, 2019 (the “Agreement”); and

WHEREAS, the parties seek to amend the Agreement to reflect a revised Schedule A that lists only the Funds currently in existence and revised names for certain Funds;

NOW, THEREFORE, the Trust and the Adviser hereby agree to amend the Agreement whereby Schedule A is deleted in its entirety and replaced with Schedule A attached hereto.

IN WITNESS WHEREOF, the undersigned execute this amendment to the Agreement this 9th day of May 2019.

Shelton Funds:

By:	/s/Keven T. Kogler
Name:	Keven T. Kogler
Trustee

CCM Partners, LP:

By:	/s/Stephen C. Rogers
Name:	Stephen C. Rogers

Schedule A

FEE SCHEDULE

Each Fund shall pay to the Adviser, as full compensation for all specifically identified administrative and investment management and advisory services furnished or provided to that Fund, pursuant to the Investment Advisory Agreement, a management fee based upon the Fund’s average daily net assets at the following per annum rates:

Green California Tax-Free Income Fund	0.50% of the value of the average daily net assets up to and including assets of $100 million; plus 0.45% of the average daily net assets over $100 million up to and including $500 million; plus 0.40% of the average daily net assets over $500 million.
NASDAQ-100 Index Fund	0.50% of the value of the average daily net assets up to and including assets of $500 million; plus 0.45% of the average daily net assets over $500 million up to and including $1 billion; plus 0.40% of the average daily net assets over $1 billion.
S&P 500 Index Fund	0.25% of the value of the average daily net assets.
S&P MidCap Index Fund	0.40% of the value of the average daily net assets.
S&P SmallCap Index Fund	0.50% of the value of the average daily net assets up to and including assets of $500 million; plus 0.45% of the average daily net assets over $500 million up to and including $1 billion; plus 0.40% of the average daily net assets over $1 billion.
Shelton Core Value Fund	0.50% of the value of the average daily net assets up to and including assets of $500 million; plus 0.45% of the average daily net assets over $500 million up to and including $1 billion; plus 0.40% of the average daily net assets over $1 billion.
Short-Term U.S. Government Bond Fund	0.50% of the value of the average daily net assets up to and including assets of $500 million; plus 0.45% of the average daily net assets over $500 million up to and including $1 billion; plus 0.40% of the average daily net assets over $1 billion.
The United States Treasury Trust	0.50% of the value of the average daily net assets up to and including assets of $100 million; plus 0.45% of the average daily net assets over $100 million up to and including $500 million; plus 0.40% of the average daily net assets over $500 million.
U.S. Government Securities Fund	0.50% of the value of the average daily net assets up to and including assets of $100 million; plus 0.45% of the average daily net assets over $100 million up to and including $500 million; plus 0.40% of the average daily net assets over $500 million.